FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.             NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
838 – 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2.             DATE OF MATERIAL CHANGE

February 4, 2019

ITEM 3.             NEWS RELEASE

A news release was disseminated on February 4, 2019 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.             SUMMARY OF MATERIAL CHANGE

The Company closed its previously announced non-brokered private placement of common shares at price of US $1.33 each (the “Private Placement”). An aggregate of 3,124,059 common shares were subscribed for and issued, including a 124,059 common share increase to the announced offering size, resulting in gross proceeds to the Company of US $4.155 million.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

5.1                      Full Description of Material Change

The Company closed the Private Placement. An aggregate of 3,124,059 common shares were subscribed for and issued, including a 124,059 common share increase to the announced offering size, resulting in gross proceeds to the Company of US $4.155 million. A 6% cash finder’s fee in the amount of US $71,590 was paid in cash on a portion of the Private Placement. Hosken Consolidated Investments Limited (“HCI”), an existing major shareholder of the Company, subscribed for 2,141,942 common shares.

The Company intends to use the net proceeds of the Private Placement for its share of remaining costs to complete a Definitive Feasibility Study (“DFS”) now underway for the Waterberg palladium and platinum project (the “Waterberg Project”) and for general corporate and working capital purposes. Closing of the Private Placement is subject to customary closing conditions, including stock exchange approvals.

Securities issued pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Act”), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a “related party” of the Company (as defined by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of having beneficial ownership of 4,383,446 common shares (or approximately 14.77% of the issued and outstanding common shares) of the Company prior to the close of the Private Placement. The Private Placement is therefore a “related party transaction” (as defined by MI 61-101). The Private Placement resulted in a 5.13% increase in the percentage of securities of the Company beneficially owned by HCI to 19.90% of the issued and outstanding common shares. The Private Placement was approved in writing by the board of directors of the Company, with John Copelyn, who is the CEO of HCI, disclosing to the Company his interest in the Private Placement and, as director of the Company, abstaining from voting on the approval thereof as it related to the subscription by HCI. The Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves HCI, exceeds 25 per cent of the Company’s market capitalization, calculated in accordance with MI 61-101. The Company did not file a Material Change Report more than 21 days before the expected closing date of the Private Placement as the Company wished to close the Private Placement on an expedited basis for sound business reasons.

This Material Change Report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this Material Change Report include, without limitation, statements regarding the size, participation in, receipt of regulatory approvals for, and the completion and amount and use of proceeds of the Private Placement. Although the Company believes the forward-looking statements in this Material Change Report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to obtain subscriptions for and complete the Private Placement on the terms disclosed above, or at all, to obtain required regulatory approvals for the Private Placement, and to maintain and extend the waivers of Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, under the Company’s credit facility (the “LMM Facility”) necessary to permit the use of proceeds contemplated above; additional financing requirements; the LMM Facility with LMM is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, Annual Information Form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

5.2                      Disclosure for Restructuring Transactions

N/A

ITEM 6.             RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.             OMITTED INFORMATION

N/A

ITEM 8.             EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 899-5450

ITEM 9.             DATE OF REPORT

February 4, 2019